Exhibit 4.13

Commitment Letter

TO: Beijing aBitCool Network Technology Co., Ltd.

In order for Beijing aBitCool Network Technology Co., Ltd. and any company whose financial statements are consolidated under U.S. GAAP to operate in their normal course of business and speed up their business development, AsiaCloud Inc.*, 21Vianet Data Center Co., Ltd., Sheng Chen and Jun Zhang hereby jointly make the following commitments:

For any losses incurred by Beijing aBitCool Network Technology Co., Ltd. and any company whose financial statements are consolidated under U.S. GAAP prior to the issuance date of this commitment letter, 21Vianet Data Center Co., Ltd. should provide financial support free of charge to companies with losses as permitted under the PRC law. The amount of financial support shall not be lower than the amount of losses, so that these company will not be negatively affected by the financial losses. The financial support provided by 21Vianet Data Center Co., Ltd. pursuant to this commitment letter is not required to be returned.

Starting from the issuance date of this commitment letter, if Beijing aBitCool Network Technology Co., Ltd. or any company whose financial statements are consolidated under U.S. GAAP incur losses in any year, AsiaCloud Inc. will provided financial support free of charge to companies with losses through its PRC subsidiary (i.e., 21Vianet Data Center Co., Ltd.) as permitted under the PRC law. The amount of financial support shall not be lower than the amount of losses, so that these companies will not be negatively affected by the financial losses. The financial support provided by AsiaCloud Inc. pursuant to this commitment letter is not required to be returned.

Undertaking Parties:

/s/ AsiaCloud Inc.
/s/ 21Vianet Data Center Co., Ltd. (company seal)
/s/ Sheng Chen
/s/ Jun Zhang

September 30, 2010

*	subsequently changed to 21Vianet Group, Inc.